Filed by New Beginnings Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: New Beginnings Acquisition Corp.

Commission File No. 333-256137

Date: June 3, 2021

Airspan Analyst Day -- Save the Date Note

To:

CC:

BCC:

From:

Re: Airspan Networks Analyst Day – June 14th, 2021

Hello,

My name is Howie Waterman, and I lead investor relations for Airspan Networks Inc., a leader and innovator in the global 5G rollout. An overview of our company is provided below.

We are hosting an analyst day event on June 14th, 2021 at 11 AM. Please save the date. The event will include a detailed discussion of our business, a financial review and Q&A session. Additional details, including RSVP instructions and webcast information, will follow.

Please note, we have agreed to merge with a special purpose acquisition company (“SPAC”) called New Beginnings Acquisition Corp. (NYSE American: NBA) in a transaction we expect to close, subject to closing conditions, in Q3 2021. Post-merger, Airspan expects to be publicly traded under the ticker symbol “MIMO.”

I am happy to answer any questions you may have. I’m copying Airspan’s CFO, David Brant.

Thanks,

Howie

Company Overview

Airspan Networks is a US-based provider of ground-breaking, disruptive software and hardware for 5G networks and a pioneer in end-to-end Open RAN solutions. The company counts Softbank and Rakuten among our more than 1,000 customers in over 100 countries and competes against the likes of Huawei, Ericsson, Nokia, Samsung, Mavenir, Altiostar, and Parallel Wireless.

In early March, Airspan announced plans to go public via a SPAC transaction with New Beginnings Acquisition Corp. (NYSE American: NBA). The combination is expected to have an enterprise value of over $800 million with cash proceeds to be used to accelerate Airspan’s 5G revenue growth, to expand its product portfolio, and for working capital to fund increasing demand. The closing of the transaction is subject to customary closing conditions.

Key investment highlights:

●	Overview: Small cap growth stock (>35% revenue CAGR) going public through a SPAC transaction

●	Macro: 5G transition is happening now all around the world with large capex outlays. We believe Airspan is well-positioned for growth in this environment.

●	Products: 5G requires densification and small cell technology. We do not believe incumbent 4G providers have this technology and that they are at least 1.5-2 years away from being competitive with Airspan’s current technology, particularly on the software side.

●	Economics: Densified 5G networks require significant software to manage complex networks, individual micro cell backhaul and service delivery. Expected gross margins in this space are above 50%, among the highest seen in communications infrastructure.

●	Traction: Large incumbent networks are transitioning, and cable MSOs as well as next gen network providers, like Rakuten, are already deploying very fast. We believe what the cable MSOs and next gen network providers are doing today is exactly what the large carriers will be doing tomorrow. Airspan has won cable MSO business, and we believe Airspan is well positioned for the next gen carrier 5G bakeoffs.

Recent News Releases

●	SPAC Merger - https://www.airspan.com/news/new-beginnings-acquisition-corp-nyse-american-nba-files-registration-statement-on-form-s-4-in-conjunction-with-proposed-business-combination-with-airspan-networks-inc-a-leading-5g-innovator-and/

●	Open RAN/5G with Hewlett Packard Enterprise (HPE) - https://www.airspan.com/news/airspan-networks-completes-successful-end-to-end-open-ran-tests-connected-to-hpes-5g-core-stack/

●	Airspan and Qualcomm Small Cell Innovation Award - https://www.airspan.com/news/airspan-networks-powered-by-qualcomm-5g-ran-platforms-wins-2021-small-cell-forum-award/

●	5G Innovation - https://www.airspan.com/news/airspan-to-debut-5g-innovation-lab-in-the-uk-for-partners-and-customers/

●	Interview/Podcast Featuring our CEO Eric Stonestrom with Wireless Analyst Roger Entner - https://www.airspan.com/news/this-week-with-roger-entner-wireless-infrastructure-5g-and-openran-with-eric-stonestrom

Additional Information and Where to Find It

This communication does not contain all the information that should be considered concerning the proposed business combination between Airspan Networks Inc. (“Airspan”) and New Beginnings Acquisition Corp. (“NBA”) and related transactions (the “Proposed Transaction”) and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. In connection with the Proposed Transaction, NBA has filed a registration statement on Form S-4 (the “Form S-4”) with the SEC, which includes a preliminary proxy statement / prospectus with respect to certain matters upon which NBA stockholders will be asked to vote. NBA’s stockholders and other interested persons are advised to read, the preliminary proxy statement / prospectus and, when available, the amendments thereto and the proxy statement / prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about Airspan, NBA and the Proposed Transaction. When available, the definitive proxy statement / prospectus and other relevant materials for the Proposed Transaction will be mailed to stockholders of NBA as of a record date to be established for voting on the Proposed Transaction. Stockholders will also be able to obtain copies of the preliminary proxy statement / prospectus, the definitive proxy statement / prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: New Beginnings Acquisition Corp., 800 1st Street, Unit 1, Miami Beach, FL 33139, USA.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

NBA, Airspan and their respective directors and executive officers may be deemed participants in the solicitation of proxies from NBA’s stockholders with respect to the Proposed Transaction. A list of the names of those directors and executive officers and a description of their interests in NBA is contained in the preliminary proxy statement / prospectus contained in the Form S-4. Additional information regarding the interests of such participants, which may, in some cases, be different than those of NBA and Airspan’s equity holders generally, is also set forth in the preliminary proxy statement / prospectus contained in the Form S-4, and will also be included in the definitive proxy statement / prospectus for the Proposed Transaction when available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, NBA’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the market for, acceptance of and capabilities of Airspan’s and its competitors’ products, expected gross margins, the estimated enterprise value of the combined company, the likelihood and ability of the parties to successfully consummate the Proposed Transaction and the timing thereof and the use of proceeds from the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of NBA’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond NBA’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in NBA’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of NBA’s securities; (ii) the risk that the transaction may not be completed by NBA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NBA; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the business combination agreement by the stockholders of NBA and Airspan, the satisfaction of the minimum trust account amount following redemptions by NBA’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the impact of COVID-19 on Airspan’s business and/or the ability of the parties to complete the Proposed Transaction; (vii) the effect of the announcement or pendency of the transaction on Airspan’s business relationships, performance and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Airspan; (ix) the outcome of any legal proceedings that may be instituted against Airspan or NBA related to the business combination agreement or the Proposed Transaction; (x) the ability to maintain the listing of NBA’s securities on the NYSE American; (xi) the price of NBA’s and the post-combination company’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Airspan operates, variations in performance across competitors, changes in laws and regulations affecting Airspan’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Airspan operates; (xiv) the risk that Airspan and its current and future collaborators are unable to successfully develop and commercialize Airspan’s products or services, or experience significant delays in doing so; (xv) the risk that the post-combination company may not achieve or sustain profitability; (xvi) the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xviii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; (xix) the risk that the rollout and utilization of 5G technology will not provide the expected benefits; (xx) the risk that Airspan is unable to secure or protect its intellectual property; and (xxi) the risk that the post-combination company’s securities will not be approved for listing on the NYSE American or if approved, maintain the listing.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond NBA’s control. All information set forth herein speaks only as of the date hereof in the case of information about NBA and Airspan or the date of such information in the case of information from persons other than NBA or Airspan, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Airspan’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part.